UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2018, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

Financial Statements and Supplemental Information

(Modified Cash Basis)

December 31, 2018 and 2017

The Prudential Employee Savings Plan

December 31, 2018 and 2017

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Prudential Employee Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2018, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1299 Pennsylvania Avenue NW • Suite 1120 • Washington • District of Columbia 20004 • P 202.803.2335 • F 202.821.1320

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets held for investment purposes (modified cash basis) as of December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole

/s/ SB & Company, LLC

SB & Company, LLC

We have served as the Plan’s auditor since 2014.

Washington, DC

June 11, 2019

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2018 and 2017 (in whole dollars)

	2018	2017
Assets:
Investments at contract value, participant directed
PESP Fixed Rate Fund (See Note 3)	$3,550,496,667	$3,588,345,462

Investments at fair value, participant directed
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	496,909,202	519,853,475
Delaware Small Cap Core Equity Fund	210,412,762	245,198,313
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	—	212,318,396
Prudential Retirement Real Estate Fund	189,859,799	173,347,256
QMA International Developed Markets Index Fund	275,381,680	276,528,436
QMA U.S. Broad Market Index Fund	1,116,369,149	1,161,204,837
Wells Capital International Bond Fund	29,461,692	33,138,572

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	391,992,801	472,500,721
Prudential Core Conservative Bond	190,616,683	—
Prudential High Yield Collective Investment Trust	98,881,114	107,263,607
Wellington Trust Co. Diversified Inflation Hedges Fund	100,404,626	93,414,820
Wellington Trust Co. International Opportunities Fund	140,520,011	177,004,332

Registered Investment Companies
Vanguard Emerging Markets Stock Index Fund	88,033,696	87,191,155
Vanguard Intermediate-Term Government Bond Index Fund	21,507,242	23,208,498
Vanguard Short-Term Investment-Grade Fund	4,664,433	4,239,982
Vanguard Small-Cap Index Fund	445,865,575	464,108,277

Master Trust (See Note 12)
Prudential Financial, Inc. Common Stock Fund	91,465,531	50,991,236
Prudential Financial, Inc. Common Stock Fund - Employee Stock Ownership Plan (“ESOP”) (See Note 9)	557,763,653	793,483,047

Prudential IncomeFlex Select
Aggressive Growth Fund	89,204,324	104,077,128
Conservative Growth Fund	16,019,020	18,857,867
Moderate Growth Fund	34,943,596	39,212,945

Prudential IncomeFlex Target Balanced Fund	45,613,783	43,808,635

Total investments at fair value	4,635,890,372	5,100,951,535

Total investments	8,186,387,039	8,689,296,997

Notes receivable for participant loans	48,342,379	49,523,765

Net assets available for benefits	$8,234,729,418	$8,738,820,762

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2018 (in whole dollars)

Additions to net assets:
Investment income:
Net depreciation in fair value of investments (See Note 4)	$(556,223,953)
Interest and dividend income	160,464,145

Total investment loss	(395,759,808)

Investment expenses (See Note 6)	—

Net investment loss	(395,759,808)

Interest income on notes receivable from participants	1,867,105

Contributions:
Employer	88,970,025
Employee	209,290,576
Rollovers	82,578,703

Total contributions	380,839,304

Total additions	(13,053,399)

Deductions from net assets:
Benefits paid to participants	491,026,705
Administrative expenses	11,240

Total deductions	491,037,945

Net decrease	(504,091,344)

Net assets available for benefits:
Beginning of year	8,738,820,762

End of year	$8,234,729,418

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company and its participating affiliates.

Employees who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Participants who are enrolled automatically will contribute 4% of eligible earnings on a before-tax basis if hired before January 1, 2017, and on a Roth 401(k) basis if hired on or after January 1, 2017. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service (“IRS”) rules.

Roth In-Plan Rollovers. Participants may elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Participants are permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $5,960,355 in 2018, are included in “Rollovers” and “Benefits paid to participants” in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Home Office employees are eligible for Company matching contributions beginning with their first contribution to the Plan. Prudential Advisors Financial Professionals and Financial Professional Associates are required to complete one year of service with the Company prior to becoming eligible for Company matching contributions.

In 2018, the Plan was amended to provide for Discretionary Company Contributions to be made in a given plan year to eligible participants. Pursuant to the amendment, in June 2018, each eligible Company employee, generally in administrative, business support and entry level professional roles, received a one-time Discretionary Company Contribution of $2,500 credited to the employee’s PESP account to supplement their retirement savings.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2018, catch-up contributions were limited to $6,000 per participant.

PESP Company Match True-Up. Effective January 1, 2017, the PESP Company Match True-Up Feature was introduced. The first PESP Company Match True-Up was processed and added to participant accounts in the first quarter of 2017. The PESP Company Match True-Up Feature was introduced to ensure that participants receive the maximum company matching contributions for which they are eligible, subject to applicable legal and Plan requirements. Going forward, the PESP Company Match True-Up contribution will be processed during the first quarter of each year, based on prior year contributions and earnings.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

Participant Account

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) the Plan’s net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the non-vested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period, are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions or to pay administrative expenses.

As of December 31, 2018 and 2017, forfeiture amounts, which are invested in accordance with the terms of the PESP plan document, amounted to $1,984,904 and $1,247,781, respectively. Forfeitures of $1,900,000 were used to reduce the Company’s matching contributions in 2018.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

Generally, there are no restrictions on the participant’s investment directions; however, participants are subject to the provisions of the PESP Market Timing Policy. Participant investment direction in regard to the Prudential Financial, Inc. Common Stock Fund is subject to the provisions of the Company’s Personal Securities Trading Policy. In addition, participants employed with affiliated service providers may be restricted as to investment directions in connection with certain funds and/or services being provided.

Company Matching Contributions. Starting with the first payroll deduction in 2017, 50% of an eligible employee’s company matching contributions were no longer automatically invested in the Prudential Financial, Inc. Common Stock Fund. Instead, 100% of company matching contributions are invested according to an employee’s investment allocation selection or, if there is no investment allocation on file, to the Plan’s qualified default investment alternative, GoalMaker, Conservative Portfolios.

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following investment options were available for the 2018 plan year:

Fixed Rate Fund

PESP Fixed Rate Fund - The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically (currently on a quarterly basis) and is announced in advance. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company. It is subject to the credit risk of the Company. (See Note 3)

Custom Plan Investments

Alliance Bernstein Core Opportunities Fund - This separate account seeks to generate capital appreciation through superior stock selection which is a process rooted in research insight and portfolio manager skill. The portfolio is constructed of approximately sixty investments where the portfolio manager believes there is a significant discount between a company’s stock price and intrinsic economic value. The focus is on highly profitable businesses with strong fundamental prospects and above average capital flexibility. The separate account is offered by the Company and is advised by Alliance Bernstein L.P.

Delaware Small Cap Core Equity Fund - This separate account seeks long-term capital appreciation. The strategy invests in stocks of small companies believed to have a combination of attractive valuations, growth prospects, and strong cash flows. The separate account is offered by the Company and is advised by Macquarie Investment Management Advisors (formerly known as Delaware Investment Advisers).

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Insurance Company Separate Accounts

Core Bond Enhanced Index/PGIM Fund - This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index. This fund invests primarily in corporate and government bonds. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc., also an affiliate of the Company. This investment option was replaced with the Prudential Core Conservative Bond Fund (“Prudential Core Bond Fund”), a collective investment trust, effective November 19, 2018. Account balances in the Core Enhanced Index/PGIM Fund were transferred to Prudential Core Bond Fund on November 19, 2018. The investment fund manager and investment strategy for the two bond funds are the same.

Prudential Retirement Real Estate Fund - This separate account seeks to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. This fund of funds invests primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust securities, and other real estate related investments. The manager seeks to provide maximum exposure to private real estate funds, while seeking to maintain liquidity for the purpose of meeting withdrawal requests through a combination of cash and cash equivalents, as well as investments in marketable real estate securities. The fund may, to the extent available in the market on reasonable terms, obtain a line of credit. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc., also an affiliate of the Company.

QMA International Developed Markets Index Fund - This separate account seeks to provide investment results that track the Morgan Stanley Capital International Europe, Australasia, and Far East Index. The fund will not hold actively managed stock positions as it does not attempt to outperform the market. The separate account is offered under a group annuity contract issued by the Company and is advised by Quantitative Management Associates, LLC, an affiliate of the Company.

QMA U.S. Broad Market Index Fund - This separate account seeks to provide long-term growth of capital and investment results that approximate the performance of the Standard & Poor’s Composite 1500 Index. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Quantitative Management Associates, LLC, also an affiliate of the Company.

Wells Capital International Bond Fund - This separate account seeks to provide total return, consisting of a high level of current income and capital appreciation by investing principally in investment-grade securities of government, agency or corporate issuers worldwide, denominated in various currencies. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Wells Capital Management.

Common/Collective Trusts

Jennison Opportunistic Equity Fund CIT - This collective trust seeks long-term growth of capital. It is a multi-cap catalyst driven based investment style utilizing a fundamental bottom-up approach. It focuses on finding companies that are either undergoing a positive change in fundamentals or delivering good forward growth characteristics for which expectations are not fully reflected or appreciated by the market. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Prudential Core Conservative Bond - The Prudential Core Conservative Bond Fund (“Prudential Core Bond Fund”) replaced the Core Bond Enhanced Index/PGIM Fund (“Core Bond Index Fund”) effective November 19, 2018. Balances invested in the Core Bond Index Fund were transferred to the Prudential Core Bond Fund on November 19, 2018. The investment fund manager and investment strategy of the Prudential Core Bond Fund and the Core Bond Index Fund are the same. The Prudential Core Bond Fund is a collective investment trust that seeks to outperform the Bloomberg Barclays U.S Aggregate Bond Index (the “Benchmark”) by 25 basis points, gross, over a full market cycle. The Prudential Core Bond Fund is a Benchmark- focused investment grade bond fund that seeks an excess return over the Benchmark. The Prudential Core Bond Fund seeks excess return from bottom-up subsector and security selection, with top-down decisions such as duration , yield curve, and sector positioning tightly constrained to Benchmark weightings at all times.

Prudential High Yield Collective Investment Trust - This collective trust seeks to outperform the Barclays U.S. High-Yield Ba/B 1% Issuer Capped Bond Index by 150 basis points over a full market cycle. This fund uses a highly diversified, research-driven strategy targeting an excess return over the Bond Index. The strategy emphasizes the higher quality segment of the high yield market (BB and B-rated corporate bonds) with heavy emphasis on default avoidance. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Wellington Trust Co. Diversified Inflation Hedges Fund - Effective as of June 21, 2017. This collective trust seeks to provide strong relative performance versus broad equity and fixed income markets for investors during periods of rising inflation. The fund is designed to provide diversified exposure to a traditional equity and fixed income portfolio, that is, a typical portfolio comprised of assets that are not highly inflation-sensitive. The fund seeks to accomplish its objective by providing exposure to assets that have a high sensitivity to inflation, including inflation-sensitive stocks, commodities and bonds. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II. Account balances remaining in the eliminated investment option Prudential Jennison Natural Resources Fund, Class Q were transferred to this fund.

Wellington Trust Co. International Opportunities Fund - This collective trust seeks to provide long-term total return in excess of the Morgan Stanley Capital International All Country World Index Ex-US. This fund invests in international large to mid-cap companies, with returns on capital underestimated by the market either on a value or a growth basis, with a split between 45% to 55% at any time. A cash position up to 10% may also be held. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II.

Registered Investment Companies

Vanguard Emerging Markets Stock Index Fund - This mutual fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The fund employs an indexing investment approach designed to track the performance of the Financial Times Stock Exchange Emerging Markets All Cap China A Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and China A-shares while proportionately reducing exposure to other stocks based on their weightings in the index. The index is a market-capitalization-weighted index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VEMIX.

Vanguard Intermediate-Term Government Bond Index Fund - This mutual fund seeks to track the performance of a market-weighted government bond index with an intermediate-term dollar-weighted average maturity. The index includes fixed income securities issued by the U.S. Treasury and U.S. government agencies and instrumentalities, as well as corporate or dollar-denominated foreign debt guaranteed by the U.S. government, with maturities between three and ten years. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VIIGX.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Vanguard Short-Term Investment-Grade Fund - This mutual fund seeks to provide current income while maintaining limited price volatility. The fund invests in a variety of high-quality and, to a lesser extent, medium-quality, fixed income securities, at least 80% of which will be short-term and intermediate-term investment-grade securities. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VFSUX.

Vanguard Small-Cap Index Fund - This mutual fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Center for Research in Security Prices U.S. Small Cap Index, a broadly diversified index of stocks of small U.S. companies. The advisor attempts to replicate the target index by investing all of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VSCPX.

Master Trust

Prudential Financial, Inc. Common Stock Fund - This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This fund’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock. This fund has an ESOP and non-ESOP portion (see Note 9).

Prudential IncomeFlex Select

Prudential IncomeFlex Select provides a guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Prudential IncomeFlex Select is designed to help invest the participant’s PESP accounts to provide future retirement income that is guaranteed for their lifetime. This investment option is only available to participants age 50 or older. Participants could choose to invest their money in one or more of the three Prudential IncomeFlex Select separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth), which are described in more detail below. Effective December 31, 2013, Prudential IncomeFlex Select was closed to new participants and to new contributions, loan repayments and transfers. The three Prudential IncomeFlex Select separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth) are offered by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, which also serves as the manager of these three separate accounts.

Aggressive Growth Fund - The Prudential IncomeFlex Select Aggressive Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 70% stock (56% U.S. stocks and 14% international stocks) and 30% bonds. Each portfolio is rebalanced daily.

Conservative Growth Fund - The Prudential IncomeFlex Select Conservative Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 35% stock (28% U.S. stocks and 7% international stocks) and 65% bonds. Each portfolio is rebalanced daily.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Moderate Growth Fund - The Prudential IncomeFlex Select Moderate Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 55% stock (44% U.S. stocks and 11% international stocks) and 45% bonds. Each portfolio is rebalanced daily.

Prudential IncomeFlex Target Balanced Fund

Prudential IncomeFlex Target is a product that provides certain guarantees on retirement income. The investment option under Prudential IncomeFlex Target is the Prudential IncomeFlex Target Balanced Fund, which invests in a mix of the index funds currently offered in PESP. The index funds invest in bonds (40%), U.S. stocks (45%), and international stocks (15%) and are rebalanced daily. Unlike a target date fund, the Prudential IncomeFlex Target does not reduce exposure to the stock market as participants get older. In exchange for a guarantee fee of 0.95%, Prudential IncomeFlex Target provides guaranteed lifetime income, potential for income and asset growth, downside market protection for retirement income, and flexible access to market value. The guaranteed fee is applied only to those dollars invested in Prudential IncomeFlex Target. Prudential IncomeFlex Target does not guarantee market value, which will fluctuate with market volatility. The underlying index funds are separate accounts available under group variable annuity contracts issued by the Company and by Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

As of December 31, 2018, the asset allocation by the Plan’s investment options under the Prudential IncomeFlex Select and Prudential IncomeFlex Target are shown in the following chart:

	Prudential IncomeFlex Select			Prudential
				IncomeFlex
	Aggressive	Conservative	Moderate	Target Balanced
	Fund	Fund	Fund	Fund

Large Cap Stocks
QMA U.S. Broad Market Index Fund	56%	28%	44%	45%

International Stocks
QMA International Developed Markets Index	14%	7%	11%	15%

Bonds
Prudential Core Conservative Bond	30%	65%	45%	40%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation mix. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65, the Plan’s normal retirement age. GoalMaker® provides automatic rebalancing of investments once per quarter.

Payment of Benefits

When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year, and the amount of any such withdrawal must equal at least $300), or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1⁄2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals are subject to a 10% Federal early distribution tax for participants less than 59 1⁄2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Account.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax Contribution Account and Rollover Contributions Account.

The $50,000 maximum includes all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipt and disbursement method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at fair value, which is consistent with U.S. GAAP.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Use of Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements), except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (see Note 3).

The fair value of the following is based on quoted redemption values:

- Participation units owned by the Plan in custom plan investments

- Participation units owned by the Plan in insurance company separate accounts

- Participation units owned by the Plan in common/collective trusts

- Shares owned by the Plan in registered investment companies

- Participation units owned by the Plan in the master trust

Purchases

Purchases of the following are recorded on a trade-date basis:

- Units of participation in custom plan investments

- Units of participation in insurance company separate accounts

- Units of participation in common/collective trusts

- Shares in registered investment companies

- Units of participation in the master trust

Income Recognition

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Interest, dividend and other income is recorded when received.

Sales of the following are recorded on a trade-date basis:

- Units of participation in custom plan investments

- Units of participation in insurance company separate accounts

- Units of participation in common/collective trusts

- Shares in registered investment companies

- Units of participation in the master trust

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options. The carrying value is cost, which approximates fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Recently Issued Accounting Pronouncements - Not Yet Adopted

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of Accounting Standards Updates (“ASU”) to the FASB Accounting Standards Codification (“ASC”). The Plan considers the applicability and impact of all ASU. ASU listed below include those that have been issued but not yet adopted as of the date of this filing. ASU not listed below were assessed and determined to be either not applicable or not material.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements on fair value measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. ASU No. 2018-09 modifies the disclosure requirements on removing the stable value common collective trust fund previously illustrated as net asset value per share practical expedient to avoid the interpretation that the such an investment would never have a readily determinable fair value. ASU No. 2018-09 is effective for fiscal years beginning after December 15, 2018, (public business entities) and after December 15, 2019 (all others).

In February 2017, the FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 clarifies the presentation requirements for a Plan’s interest in a master trust and requires more detailed disclosures of the Plan’s interest in the master trust. ASU No. 2017-06 also eliminates redundant investment disclosures relating to 401(h) account assets. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. ASU No. 2017-06 should be applied retrospectively to each period for which financial statements are presented.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018.

Management is currently evaluating the implications of ASU No. 2018-13, ASU No. 2018-09, ASU No. 2017-06 and ASU No. 2016-01 and does not expect any of the implementations to have a material effect on the Plan’s financial statements and disclosures.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with FASB ASC 946 Financial Services - Investment Companies related to the fair value reporting of fully benefit-responsive investment contracts as of December 31, 2018 and 2017.

The Fund is a fully benefit-responsive investment contract and is valued at contract value. Accordingly, the contract meets all of the following criteria:

a.

The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) provide prospective crediting rate adjustments with assurance the crediting rate will not be less than zero.

c.

The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.

An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives), and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The Fund represents the fixed dollar account under an unallocated group annuity contract. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically; as of the date of these financial statements, the reset occurs once each calendar quarter. The annual effective interest crediting rate for 2018 was 3.50%. The minimum crediting rate is 3.50%. As of the date of these financial statements, the crediting rate is based on a contract formula utilizing a number of factors. One of those factors includes a reference to the performance of a hypothetical investment portfolio consisting of public debt, private placement debt, and mortgage loans, net of a notional expense ratio of 0.23%. The resulting interest crediting rate is subject to the current contractual minimum crediting rate of 3.50%. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

4.	Investments

During 2018, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value by $556,223,953 as follows:

Year Ended
December 31, 2018
Net Appreciation/(Depreciation) in Fair Value of Investments
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	$(6,672,095)
Delaware Small Cap Core Equity Fund	(26,634,845)

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	(4,294,904)
Prudential Retirement Real Estate Fund	10,075,322
QMA International Developed Markets Index Fund	(42,240,537)
QMA U.S. Broad Market Index Fund	(57,853,175)
Wells Capital International Bond Fund	(1,316,579)

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	(57,347,617)
Prudential Core Conservative Bond	3,682,703
Prudential High Yield Collective Investment Trust	(1,210,892)
Wellington Trust Co. Diversified Inflation Hedges Fund	(12,878,077)
Wellington Trust Co. International Opportunities Fund	(33,043,425)

Registered Investment Companies
Vanguard Emerging Markets Stock Index Fund	(17,570,064)
Vanguard Intermediate-Term Government Bond Index Fund	(184,384)
Vanguard Short-Term Investment-Grade Fund	(75,426)
Vanguard Small-Cap Index Fund	(51,831,384)

Master Trust (See Note 12)
Prudential Financial, Inc. Common Stock Fund	(247,477,666)

Prudential IncomeFlex Select
Aggressive Growth Fund	(4,835,684)
Conservative Growth Fund	(516,785)
Moderate Growth Fund	(1,565,351)

Prudential IncomeFlex Target Balanced Fund	(2,433,088)

Net depreciation in fair value of investments	$(556,223,953)

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The investment options bear expenses related to investment management and other fees. The above appreciation on investments reflects these expenses. The annual gross expense ratio as a percentage of net assets attributable to each investment option as of December 31, 2018 was as follows:

Gross Expense Ratio
PESP Fixed Rate Fund	0.00%*

Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	0.32%
Delaware Small Cap Core Equity Fund	0.50%

Insurance Company Separate Accounts
Prudential Retirement Real Estate Fund	0.65%
QMA International Developed Market Index Fund	0.10%
QMA U.S. Broad Market Index Fund	0.02%
Wells Capital International Bond Fund	0.36%

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	0.32%
Prudential Core Conservative Bond	0.08%
Prudential High Yield Collective Investment Trust	0.32%
Wellington Trust Co. Diversified Inflation Hedges Fund	0.73%
Wellington Trust Co. International Opportunities Fund	0.64%

Registered Investment Companies
Vanguard Emerging Markets Stock Index Fund	0.11%
Vanguard Intermediate-Term Government Bond Index Fund	0.05%
Vanguard Short-Term Investment-Grade Fund	0.10%
Vanguard Small-Cap Index Fund	0.03%

Master Trust
Prudential Financial, Inc. Common Stock Fund	0.00%

Prudential IncomeFlex Select
Aggressive Growth Fund	0.90%
with Spouse Coverage	1.40%
Conservative Growth Fund	0.91%
with Spouse Coverage	1.41%
Moderate Growth Fund	0.91%
with Spouse Coverage	1.41%
Prudential IncomeFlex Target Balanced Fund	1.01%

*	See Note 3 for an expense ratio greater than 0.00%.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

5.	Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Custom Plan Investments - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments.

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Insurance Company Separate Accounts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches: (1) current cost of reproducing the property less deterioration and functional/ economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing an income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Significant increases/(decreases) in any unobservable inputs used in the fair value measurement of real estate would result in a significantly different fair value measurement. Generally, a change in the assumption used for reproducing the property, income streams, or the value of recent sales of comparable properties is accompanied by a directionally similar change in fair value, while changes in the discounting assumption are accompanied by a directionally opposite change in fair value.

Common/Collective Trusts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. As the sponsor of the trusts, the Trustee specifies to the fund accountants the source(s) to use for underlying investment asset prices. The fund accountant values the fund using the protocol the Trustee has issued. The underlying investments are valued as follows:

Equity securities (stock): Securities are priced at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

Registered Investment Companies - Valued at the net asset value (“NAV”) of shares held at year end.

Master Trust - Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Prudential IncomeFlex Select and Prudential IncomeFlex Target - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan investments may be redeemed by the participant or by the Plan. Participants redeem investments when they elect to receive a withdrawal, make a transfer to another investment, or take a loan. The Plan redeems investments when the fiduciaries determine that an investment will no longer be offered as a Plan investment. The following is a high-level summary of the terms and conditions related to the redemption of Plan investments as of a certain date. For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
PESP Fixed Rate Fund (Only contractual values are payable)	Immediate except transfers to a competing fund which require 90 day notice.	6 months notice.	None	Installment payments over 5 years with interest credit.

Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	Immediate	30 days prior written notice.	None	None

Delaware Small Cap Core Equity Fund	Immediate; redemption requests received in good order, on a business day and before the close of the NYSE will be executed same day.	30 days prior written notice.	None	None

*

For participants, notice periods and other conditions may be waived except for the PESP Fixed Rate Fund. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential Retirement Real Estate Fund	Immediate	Immediate, termination date set at first of month following notice.	May delay up to 12 months, if negative impact on other investors. May also delay for exchange closures, SEC restriction, or financial emergency.

QMA International Developed Markets Index Fund	Immediate	60 days written notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

QMA U.S. Broad Market Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Wells Capital International Bond Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	Immediate	Five-day notice period may be imposed; payment may take up to ten days.	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund. May delay withdrawals when (i) any market or stock exchange is closed or dealings therein are restricted or suspended; (ii) an emergency exists; (iii) for any reason the prices or values of any investments cannot be promptly or accurately ascertained; (iv) transfer cannot be affected at normal rates of exchange.

Prudential Core Conservative Bond	Immediate	Five-day notice period may be imposed; payment may take up to ten days.	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund. May delay withdrawals when (i) any market or stock exchange is closed or dealings therein are restricted or suspended; (ii) an emergency exists; (iii) for any reason the prices or values of any investments cannot be promptly or accurately ascertained; (iv) transfer cannot be affected at normal rates of exchange.

Prudential High Yield Collective Investment Trust	Immediate	Five-day notice period may be imposed; payment may take up to ten days.	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund. May delay withdrawals when (i) any market or stock exchange is closed or dealings therein are restricted or suspended; (ii) an emergency exists; (iii) for any reason the prices or values of any investments cannot be promptly or accurately ascertained; (iv) transfer cannot be affected at normal rates of exchange.

Wellington Trust Co. Diversified Inflation Hedges Fund	Written notice, honored same day if before 4 PM, otherwise next business day.	30 days written notice.	Right to require longer notice period or delay payment if market disruption or other circumstances warrant such action.

Wellington Trust Co. International Opportunities Fund	Written notice, honored same day if before 4 PM, otherwise next business day.	30 days written notice.	Right to require longer notice period or delay payment if market disruption or other circumstances warrant such action.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Registered Investment Companies
Vanguard Emerging Markets Stock Index Fund	Immediate. If the redemption is received before 4 PM on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Intermediate-Term Government Bond Index Fund	Immediate. If the redemption is received before 4 PM on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Short-Term Investment-Grade Fund	Immediate. If the redemption is received before 4 PM on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Small-Cap Index Fund	Immediate. If the redemption is received before 4 PM on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Master Trust

Prudential Financial, Inc. Common Stock Fund	Immediate		None	If insufficient cash, may seek direction from Plan.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Prudential IncomeFlex Select
Aggressive Growth Fund Conservative Growth Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Moderate Growth Fund

Prudential IncomeFlex Target
Balanced Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2018 and 2017:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$—	$707,321,964	$—	$707,321,964
Insurance Company Separate Accounts	—	1,421,212,521	189,859,799	1,611,072,320
Common/Collective Trusts	—	922,415,235	—	922,415,235
Registered Investment Companies	560,070,946	—	—	560,070,946
Master Trust	—	649,229,184	—	649,229,184
Prudential IncomeFlex	—	185,780,723	—	185,780,723

Total investments at fair value	$560,070,946	$3,885,959,627	$189,859,799	$4,635,890,372

Investments at contract value PESP Fixed Rate Fund (See Note 3)				3,550,496,667

Total investments				$8,186,387,039

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$—	$765,051,788	$—	$765,051,788
Insurance Company Separate Accounts	—	1,683,190,241	173,347,256	1,856,537,497
Common/Collective Trust	—	850,183,480	—	850,183,480
Registered Investment Companies	578,747,912	—	—	578,747,912
Master Trust	—	844,474,283	—	844,474,283
Prudential IncomeFlex	—	205,956,575	—	205,956,575

Total investments at fair value	$578,747,912	$4,348,856,367	$173,347,256	$5,100,951,535

Investments at contract value PESP Fixed Rate Fund (See Note 3)				3,588,345,462

Total investments				$8,689,296,997

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2018:

Insurance Company Separate Accounts
Additions to net assets
Investment income:
Net appreciation in fair value of investments *	$10,075,322
Interest and dividend income	—

Total investment income	10,075,322

Investment expenses (See Note 6)	—

Net investment income	10,075,322

Contributions:
Employer	4,303,697
Employee	9,229,065
Rollover	2,268,592

Total contributions	15,801,354

Total additions	25,876,676

Net transfers (to) from other investment options	221,229

Deductions from net assets
Benefits paid to participants	9,584,946
Administrative expenses	416

Total deductions	9,585,362

Net increase	16,512,543

Net assets at fair value
Beginning of year	173,347,256

End of year	$189,859,799

* Actual return on assets:
Relating to assets still held at the reporting date	$8,052,652
Relating to assets sold during the reporting period	2,022,670

During the year ended December 31, 2018, there were no transfers between levels.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

As of December 31, 2018
Instrument	Fair Value	Valuation Technique	Inputs	Minimum		Maximum	Weighted Average
Prudential Retirement Real Estate Fund	$189,859,799	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 5.10%	-	Discount rate: 9.50%	Discount rate: 6.79%
				Capitalization rate: 4.00%	-	Capitalization rate: 9.00%	Capitalization rate: 5.42%
Value of recent sales of comparable properties

As of December 31, 2017
Instrument	Fair Value	Valuation Technique	Inputs	Minimum		Maximum	Weighted Average
Prudential Retirement Real Estate Fund	$173,347,256	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 5.75%	-	Discount rate: 7.75%	Discount rate: 6.94%
				Capitalization rate: 4.50%	-	Capitalization rate: 7.00%	Capitalization rate: 5.79%
Value of recent sales of comparable properties

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for:

Alliance Bernstein Core Opportunities Fund	Vanguard Emerging Markets Stock Index Fund
Delaware Small Cap Core Equity Fund	Vanguard Intermediate-Term Government Bond Index Fund
Wells Capital International Bond Fund	Vanguard Short-Term Investment-Grade Fund
Wellington Trust Co. Diversified Inflation Hedges Fund	Vanguard Small-Cap Index Fund
Wellington Trust Co. International Opportunities Fund

The administrative expenses shown in the Statement of Changes in Net Assets Available for Benefits were direct expenses (as defined in the DOL Guidance) paid by the Plan. Most of these expenses were paid to the Company’s affiliate for recordkeeping services.

The Company also paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company). Such expenses are not reflected in the Plan’s financial statements.

The Company paid administrative fees for trustee services in the amount of $5,000 for the year ended December 31, 2018, which are not reflected in the Plan’s financial statements.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements to Form 5500 at December 31, 2018:

Net assets available for benefits per the financial statements	$8,234,729,418
Less: Notes receivable for participant loans per the financial statements	(48,342,379)
Add: Notes receivable for participant loans per Form 5500	47,642,001

Net assets per Form 5500	$8,234,029,040

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following is a reconciliation of participant loans and benefit payments per the financial statements to Form 5500:

	December 31,
	2018	2017
Notes receivable for participant loans per the financial statements	$48,342,379	$49,523,765
Less: Certain cumulative deemed distributions of participant loans	(700,378)	(752,605)

Participant loans per Form 5500	$47,642,001	$48,771,160

Benefits paid to participants per the financial statements	$491,026,705
Less: Prior period active loan defaults foreclosed	(303,389)

Total benefit payments per Form 5500	490,723,316
Add: Certain deemed distributions of participant loans per Form 5500	251,162

Total benefit payments and deemed distributions	$490,974,478

The following is a reconciliation of assets of the Custom Plan Investments per the Statements of Net Assets Available for Benefits to Form 5500 at December 31, 2018:

	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500

Per Financial Statements	$496,909,202	$210,412,762

Per Form 5500
Receivables other	$—	$985,340	$985,340
Interest-bearing cash	571,389	139,634	711,023
Common stocks	459,537,399	206,296,878	665,834,277
Registered investment companies	36,800,414	3,839,870	40,640,284	*
Other liabilities	—	(848,960)	(848,960)

Total	$496,909,202	$210,412,762

*

Consists of Registered Investment Companies related to Custom Plan Investments and does not include total Registered Investment Companies of $560,070,946 per the Statements of Net Assets Available for Benefits related to all other investments. Total Registered Investment Companies per Form 5500 is $600,711,230.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following is a reconciliation of a component of the Statements of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2018 due to the Prudential IncomeFlex investment options:

		Reallocation
					Prudential IncomeFlex Target Balanced Fund
		Prudential IncomeFlex Select
	Per Financial	Aggressive	Conservative	Moderate		Per
	Statements	Fund	Fund	Fund		Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	$—	$—	$—	$—	$—	$—
Prudential Retirement Real Estate Fund	189,859,799	—	—	—	—	189,859,799
QMA International Developed Markets Index Fund	275,381,680	12,488,606	1,121,332	3,843,796	6,842,068	299,677,482
QMA U.S. Broad Market Index Fund	1,116,369,149	49,954,421	4,485,325	15,375,182	20,526,202	1,206,710,279
Wells Capital International Bond Fund	29,461,692	—	—	—	—	29,461,692

	$1,611,072,320	$62,443,027	$5,606,657	$19,218,978	$27,368,270	$1,725,709,252

Common/Collective Trust
Jennison Opportunistic Equity Fund CIT	$391,992,801	$—	$—	$—	$—	$391,992,801
Prudential Core Conservative Bond	190,616,683	26,761,297	10,412,363	15,724,618	18,245,513	261,760,474
Prudential High Yield Collective Investment Trust	98,881,114	—	—	—	—	98,881,114
Wellington Trust Co. Diversified Inflation Hedges Fund	100,404,626	—	—	—	—	100,404,626
Wellington Trust Co. International Opportunities Fund	140,520,011	—	—	—	—	140,520,011

	$922,415,235	$26,761,297	$10,412,363	$15,724,618	$18,245,513	$993,559,026

Prudential IncomeFlex Select
Aggressive Growth Fund	$89,204,324	$(89,204,324)	$—	$—	$—	$—
Conservative Growth Fund	16,019,020	—	(16,019,020)	—	—	—
Moderate Growth Fund	34,943,596	—	—	(34,943,596)	—	—

Prudential IncomeFlex Target Balanced Fund	45,613,783	—	—	—	(45,613,783)	—

	$185,780,723	$(89,204,324)	$(16,019,020)	$(34,943,596)	$(45,613,783)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following is a reconciliation of interest and dividend income per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2018:

Interest and dividend income per the financial statements	$160,464,145
Add: Interest income on notes receivable from participants	1,867,105
Less: Dividends on registered investment company shares	(10,198,852)
Less: Master Trust dividends	(27,015,149)

Total interest per Form 5500	$125,117,249

The following is a reconciliation of net depreciation of the Custom Plan Investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2018:

	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500
Per Financial Statements	$(6,672,095)	$(26,634,845)

Per Form 5500
Dividends on common stock	$6,764,036	$2,923,025	$9,687,061
Dividends on registered investment company shares	1,065,297	111,765	1,177,062 *
Net gain on sale of assets	15,656,882	5,778,944	21,435,826
Unrealized appreciation of assets	(28,497,142)	(34,196,678)	(62,693,820)
Investment advisory and management fees	(1,661,168)	(1,251,901)	(2,913,069)

Total	$(6,672,095)	$(26,634,845)

*

Consists of Dividends on Registered Investment Company shares related to Custom Plan Investments and does not include Dividends on Registered Investment Company shares of $10,198,852 per the Reconciliation of Interest and Dividend Income related to all other investments. Total Registered Investment Company shares per Form 5500 is $11,375,914.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following is a reconciliation of a component of net appreciation/(depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2018 due to the Prudential IncomeFlex investment options:

		Reallocation
		Prudential IncomeFlex Select			Prudential IncomeFlex Target Balanced Fund
	Per Financial	Aggressive	Conservative	Moderate		Per
	Statements	Fund	Fund	Fund		Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	$(4,294,904)	$(1,283,775)	$(297,258)	$(623,353)	$(861,246)	$(7,360,536)
Prudential Retirement Real Estate Fund	10,075,322	—	—	—	—	10,075,322
QMA International Developed Markets Index Fund	(42,240,537)	(676,996)	(36,175)	(172,189)	(364,963)	(43,490,860)
QMA U.S. Broad Market Index Fund	(57,853,175)	(2,707,983)	(144,700)	(688,754)	(1,094,890)	(62,489,502)
Wells Capital International Bond Fund	(1,316,579)	—	—	—	—	(1,316,579)

	$(95,629,873)	$(4,668,754)	$(478,133)	$(1,484,296)	$(2,321,099)	$(104,582,155)

Common/Collective Trust
Jennison Opportunistic Equity Fund CIT	$(57,347,617)	$—	$—	$—	$—	$(57,347,617)
Prudential Core Conservative Bond	3,682,703	(166,930)	(38,652)	(81,055)	(111,989)	3,284,077
Prudential High Yield Collective Investment Trust	(1,210,892)	—	—	—	—	(1,210,892)
Wellington Trust Co. Diversified Inflation Hedges Fund	(12,878,077)	—	—	—	—	(12,878,077)
Wellington Trust Co. International Opportunities Fund	(33,043,425)	—	—	—	—	(33,043,425)

	$(100,797,308)	$(166,930)	$(38,652)	$(81,055)	$(111,989)	$(101,195,934)

Prudential IncomeFlex Select
Aggressive Growth Fund	$(4,835,684)	$4,835,684	$—	$—	$—	$—
Conservative Growth Fund	(516,785)	—	516,785	—	—	—
Moderate Growth Fund	(1,565,351)	—	—	1,565,351	—	—

Prudential IncomeFlex Target Balanced Fund	(2,433,088)	—	—	—	2,433,088	—

	$(9,350,908)	$4,835,684	$516,785	$1,565,351	$2,433,088	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following is a reconciliation of net depreciation of the Master Trust included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2018:

Net depreciation of Master Trust investment per the financial statements	$(247,477,666)
Add: Master Trust dividends	27,015,149

Net investment loss from Master Trust investment accounts per Form 5500	$(220,462,517)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Supplemental Information, Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2018:

Net assets available for benefits per the financial statements	$8,234,729,418
Less: Notes receivable for participant loans per the financial statements	(48,342,379)
Add: Notes receivable for participant loans per Form 5500	47,642,001
Less: Receivables of Delaware Small Cap Core Equity Fund	(985,340)
Add: Liabilities of Delaware Small Cap Core Equity Fund	848,960

Total per the Schedule of Assets Held for Investment Purposes	$8,233,892,660

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The ESOP portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends, if declared on shares of PFI Common Stock, are paid to the ESOP each calendar quarter. An eligible participant may make an election in February of each plan year, to receive a distribution of the cash dividends or to reinvest them in his or her ESOP account. The participant’s election will apply to all cash dividends paid to the ESOP in each calendar quarter for the applicable plan year. Participants cannot contribute directly to the ESOP.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The IRS issued a favorable determination letter dated April 20, 2017, confirming that the Plan, as amended and restated effective January 1, 2016, and as subsequently amended, continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan Administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and no provision for income tax is necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of the Master Trust are held by the “Trustee”. As of December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was 100%.

13.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2018, and through June 11, 2019, the date the financial statements were available to be issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure.

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2018	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value

*	PESP Fixed Rate Fund	Insurance Co. General Account	$3,550,496,667		$3,550,496,667

*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	148,936,267		189,859,799
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	278,755,775		299,677,482
*	QMA U.S. Broad Market Index Fund	Insurance Co. Pooled Separate Account	885,380,937		1,206,710,279
*	Wells Capital International Bond Fund	Insurance Co. Pooled Separate Account	29,811,920		29,461,692

		Sub-Total	1,342,884,899		1,725,709,252

	Jennison Opportunistic Equity Fund CIT	Common/Collective Trust	360,661,605		391,992,801
	Prudential Core Conservative Bond	Common/Collective Trust	187,132,546		261,760,474
	Prudential High Yield Collective Investment Trust	Common/Collective Trust	89,699,968		98,881,114
	Wellington Trust Co. Diversified Inflation Hedges Fund	Common/Collective Trust	104,123,073		100,404,626
	Wellington Trust Co. International Opportunities Fund	Common/Collective Trust	142,385,291		140,520,011

		Sub-Total	884,002,483		993,559,026

	Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	93,857,527		88,033,696
	Vanguard Intermediate-Term Government Bond Index Fund	Registered Investment Company	21,827,384		21,507,242
	Vanguard Short-Term Investment-Grade Fund	Registered Investment Company	4,731,225		4,664,433
	Vanguard Small-Cap Index Fund	Registered Investment Company	438,801,468		445,865,575

		Sub-Total	559,217,604		560,070,946

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	530,368,615	***	649,229,184

*	Participant Loans	3.25% - 4.50%**	—		47,642,001

	VERIZON COMMUNICATIONS	Common Stock, shares: 366,070	18,435,872		20,580,455
	BERKSHIRE HATHAWAY INC	Common Stock, shares: 96,128	15,438,082		19,627,415
	MICROSOFT CORP	Common Stock, shares: 189,560	20,596,007		19,253,609
	ALPHABET INC	Common Stock, shares: 18,216	12,464,601		18,864,672
	RAYTHEON CO.	Common Stock, shares: 118,376	18,269,408		18,152,960
	MONSTER BEVERAGE CORP	Common Stock, shares: 352,410	19,675,326		17,345,620
	D.R. HORTON INC	Common Stock, shares: 477,050	17,814,837		16,534,553
	PHILLIPS 66	Common Stock, shares: 189,290	20,283,683		16,307,334
	WALMART INC	Common Stock, shares: 157,520	12,990,121		14,672,988
	CIGNA CORP	Common Stock, shares: 72,684	11,533,796		13,804,145
	DISNEY WALT COMPANY	Common Stock, shares: 119,950	12,144,892		13,152,518
	JP MORGAN CHASE & CO	Common Stock, shares: 125,460	7,892,074		12,247,405
	COMCAST CORP	Common Stock, shares: 358,226	11,926,943		12,197,594
	UNITED HEALTH GROUP INC	Common Stock, shares: 43,729	6,156,183		10,893,769
	REGENCY CENTERS	Common Stock, shares: 166,710	10,334,231		9,782,543
	CBRE GROUP INC	Common Stock, shares: 237,610	8,508,428		9,513,904
	REINSURANCE GROUP OF	Common Stock, shares: 60,150	8,710,462		8,434,835
	BIOGEN IDEC INC	Common Stock, shares: 27,623	6,893,625		8,312,313
	LILLY ELI AND CO	Common Stock, shares: 71,710	5,733,980		8,298,281
	REGENERON	Common Stock, shares: 21,570	7,002,925		8,056,395

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2018	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

ALLSTATE CORP	Common Stock, shares: 97,440	$7,924,532	$8,051,466
BOOKING HOLDINGS INC	Common Stock, shares: 4,620	9,429,533	7,957,580
CAPITAL ONE FINANCIAL	Common Stock, shares: 103,240	9,070,452	7,803,912
WELLPOINT INC	Common Stock, shares: 28,400	6,877,857	7,458,691
HOME DEPOT INC.	Common Stock, shares: 41,563	6,137,781	7,141,355
FIDELITY NATIONAL	Common Stock, shares: 223,470	8,891,613	7,025,897
ALLEGION PLC	Common Stock, shares: 87,548	6,957,330	6,978,451
VISA INC-CLASS A SHARES	Common Stock, shares: 52,738	4,180,718	6,958,252
VERTEX PHARMACEUTICAL	Common Stock, shares: 41,640	7,060,614	6,900,164
NOBLE ENERGY	Common Stock, shares: 340,603	8,654,202	6,389,712
ALTRA HOLDINGS INC	Common Stock, shares: 232,320	9,311,006	5,842,848
CRANE CO	Common Stock, shares: 80,890	7,142,261	5,838,639
APPLE INC	Common Stock, shares: 36,172	4,061,084	5,705,771
ROCHE HOLDINGS ADR	Common Stock, shares: 151,460	4,680,271	4,707,377
ARISTA NETWORKS INC	Common Stock, shares: 21,770	4,240,850	4,586,938
KEYSIGHT TECHNOLOGIES	Common Stock, shares: 73,770	4,261,453	4,579,642
HEXCEL CORP.	Common Stock, shares: 77,435	4,821,981	4,440,123
EURONETWORLDWIDE INC	Common Stock, shares: 42,520	4,196,867	4,353,198
AKAMAI TECHNOLOGIES INC	Common Stock, shares: 70,490	4,781,444	4,305,529
GILEAD SCIENCES	Common Stock, shares: 68,323	4,629,532	4,273,604
INTUITIVE SURGICAL INC.	Common Stock, shares: 8,901	3,873,342	4,262,867
ACCENTURE LTD.	Common Stock, shares: 28,840	4,947,170	4,066,729
XILINX INC.	Common Stock, shares: 45,920	3,362,746	3,911,007
MURPHY USA INC.	Common Stock, shares: 51,030	4,252,207	3,910,939
ACUITY BRANDS INC	Common Stock, shares: 33,130	3,997,256	3,808,294
COGNIZANT TECHNOLOGY	Common Stock, shares: 59,680	4,598,254	3,788,487
SOUTHWEST AIRLINES	Common Stock, shares: 78,560	4,237,813	3,651,469
NORTHWESTERN CORP.	Common Stock, shares: 59,853	3,357,516	3,557,662
WALGREEN CO.	Common Stock, shares: 51,820	3,376,620	3,540,861
ULTA BEAUTY INC	Common Stock, shares: 14,440	2,883,209	3,535,491
SAIA INC	Common Stock, shares: 62,700	4,658,522	3,499,914
SPIRE INC	Common Stock, shares: 45,125	3,011,756	3,342,860
GARMIN LTD	Common Stock, shares: 51,440	2,644,865	3,257,181
AFLAC INCORPORATED	Common Stock, shares: 69,400	3,021,806	3,161,864
Discovery Inc - A	Common Stock, shares: 127,355	2,764,283	3,150,763
NORTHERN TRUST	Common Stock, shares: 37,061	3,652,739	3,097,929
JACOBS ENGR GROUP	Common Stock, shares: 50,560	3,032,460	2,955,738
KANSAS CITY SOUTHERN	Common Stock, shares: 30,740	3,286,352	2,934,133
PARKER HANNIFIN CORP	Common Stock, shares: 19,240	3,058,819	2,869,454
KNIGHT SWIFT	Common Stock, shares: 111,760	3,365,115	2,801,823
VANDA PHARMACEUTICALS	Common Stock, shares: 101,817	1,241,579	2,660,478
WRIGHT MEDICAL GROUP	Common Stock, shares: 97,264	2,164,340	2,647,525
SOUTH JERSEY INDUS	Common Stock, shares: 95,008	2,871,885	2,641,222
FIRST INDUSTRIAL REALTY	Common Stock, shares: 91,077	2,539,927	2,628,482
EASTGROUP PROPERTIES	Common Stock, shares: 28,541	1,981,066	2,618,066
Q2 HOLDINGS INC	Common Stock, shares: 52,474	2,043,016	2,600,087
MGIC INVT CORP.	Common Stock, shares: 247,836	2,643,599	2,592,365

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2018	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
MERIT MEDICAL SYSTEMS	Common Stock, shares: 44,826	$1,102,479	$2,501,739
SELECTIVE INSURANCE	Common Stock, shares: 41,027	1,565,817	2,500,185
STEVEN MADDEN LTD.	Common Stock, shares: 82,415	2,146,856	2,493,878
WNS HOLDINGS LTD	Common Stock, shares: 60,267	1,874,275	2,486,616
ESSENT GROUP LTD	Common Stock, shares: 72,734	2,007,181	2,486,048
J2 GLOBAL	Common Stock, shares: 35,431	2,673,640	2,458,203
REPLIGEN CORP	Common Stock, shares: 46,121	1,440,196	2,432,422
EXLSERVICE HOLDINGS INC	Common Stock, shares: 46,046	2,016,939	2,422,941
APPLIED INDUSTRIAL TECH	Common Stock, shares: 44,662	2,130,072	2,409,068
RPT Realty	Common Stock, shares: 197,161	2,880,156	2,356,074
CONTINENTAL BUILDING	Common Stock, shares: 91,993	1,946,594	2,341,222
CONMED CORP	Common Stock, shares: 35,626	1,840,681	2,287,189
FIVE BELOW	Common Stock, shares: 22,246	1,024,323	2,276,211
KITE REALTY GROUP TRUST	Common Stock, shares: 159,903	3,484,545	2,253,033
BARNES GROUP	Common Stock, shares: 41,372	1,666,797	2,218,367
JACK IN THE BOX	Common Stock, shares: 28,439	2,537,430	2,207,720
KADANT INC.	Common Stock, shares: 26,985	1,386,893	2,198,198
AMERICAN EAGLE	Common Stock, shares: 113,445	2,413,729	2,192,892
SEMTECH CORP.	Common Stock, shares: 47,490	885,354	2,178,366
MAXLINEAR INC	Common Stock, shares: 123,155	1,948,407	2,167,528
KAISER ALUMINUM	Common Stock, shares: 23,923	2,043,921	2,136,085
WSFS FINANCIAL	Common Stock, shares: 55,879	2,131,880	2,118,373
MINERALS TECHNOLOGIES	Common Stock, shares: 40,684	2,519,681	2,088,717
RETROPHIN INC	Common Stock, shares: 91,809	1,998,100	2,077,638
CRYOLIFE INC	Common Stock, shares: 73,204	782,533	2,077,530
J & J SNACK FOODS CORP	Common Stock, shares: 14,246	1,650,892	2,059,828
GREAT WESTERN BANCORP	Common Stock, shares: 65,403	2,054,264	2,043,844
QUIDEL CORP	Common Stock, shares: 41,738	897,674	2,037,649
QUAKER CHEMICAL CORP.	Common Stock, shares: 11,377	1,048,186	2,021,807
TETRA TECHNOLOGIES	Common Stock, shares: 38,971	1,042,441	2,017,529
WORTHINGTON INDUS	Common Stock, shares: 57,354	1,803,762	1,998,213
CHEESECAKE FACTORY	Common Stock, shares: 45,836	2,479,980	1,994,324
CASELLA WASTE SYSTEMS	Common Stock, shares: 69,349	1,055,145	1,975,753
ABM INDUSTRIES INC	Common Stock, shares: 60,219	1,939,762	1,933,632
FIRST INTERSTATE	Common Stock, shares: 52,660	2,025,096	1,925,249
COLUMBUS MCKINNON	Common Stock, shares: 63,321	1,528,109	1,908,495
LIGAND PHARMACEUTICALS	Common Stock, shares: 13,997	1,534,815	1,899,393
II-VI INC.	Common Stock, shares: 58,273	2,026,285	1,891,542
FEDERAL SIGNAL	Common Stock, shares: 94,436	1,487,082	1,879,276
INTERXION HOLDING NV	Common Stock, shares: 34,373	1,130,304	1,861,642
STIFEL FINANCIAL CORP	Common Stock, shares: 44,796	2,194,391	1,855,450
MACK CALI REALTY CORP.	Common Stock, shares: 93,660	2,146,979	1,834,799
NEENAH INC	Common Stock, shares: 31,076	2,249,322	1,830,998
BROOKS AUTOMATION INC	Common Stock, shares: 69,807	1,213,998	1,827,547
FIRST FINANCIAL BANCORP	Common Stock, shares: 76,504	1,979,050	1,814,675
PRESTIGE CONSUMER	Common Stock, shares: 58,680	2,639,355	1,812,038
MYR GROUP INC	Common Stock, shares: 64,096	1,922,543	1,805,584

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2018	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
ATN INTERNATIONAL INC	Common Stock, shares: 24,770	$1,610,133	$1,771,797
PRIMERICA	Common Stock, shares: 18,060	750,643	1,764,643
MALIBU BOATS INC A	Common Stock, shares: 50,558	933,144	1,759,418
OLD NATL BANCORPIND	Common Stock, shares: 112,799	1,717,472	1,737,105
NAVIGANT CONSULTING CO.	Common Stock, shares: 71,713	1,305,887	1,724,698
ESCO TECHNOLOGIES INC.	Common Stock, shares: 26,016	1,007,745	1,715,755
INDEPENDENT BANK CORP	Common Stock, shares: 23,737	1,305,147	1,668,949
NETGEAR INC	Common Stock, shares: 31,930	1,233,234	1,661,318
NUVASIVE INC	Common Stock, shares: 33,419	1,851,780	1,656,246
AMERICAN EQUITY	Common Stock, shares: 59,256	1,502,648	1,655,613
CENTERSTATE BANK CORP	Common Stock, shares: 78,670	2,233,048	1,655,217
BOISE CASCADE CO	Common Stock, shares: 69,091	2,106,384	1,647,820
GRANITE CONSTRUCTION	Common Stock, shares: 40,897	1,483,736	1,647,331
PEBBLEBROOK HOTEL	Common Stock, shares: 57,393	1,915,541	1,624,795
US ECOLOGY INC	Common Stock, shares: 25,691	1,166,281	1,618,019
VALLEY NATIONAL BANCORP	Common Stock, shares: 173,860	2,046,950	1,543,877
MEDICINES COMPANY	Common Stock, shares: 80,055	2,530,105	1,532,253
CARRIZO OIL & GAS INC	Common Stock, shares: 135,491	3,561,306	1,529,693
INDEPENDENT BANK GROUP	Common Stock, shares: 33,128	2,131,364	1,516,269
STERLING BANCORP/DE	Common Stock, shares: 90,113	1,329,102	1,487,766
FIRST BANCORP	Common Stock, shares: 45,208	1,423,227	1,476,493
ANIXTER INTERNATIONAL	Common Stock, shares: 26,697	1,711,176	1,449,914
CITY HOLDING CO	Common Stock, shares: 21,223	1,120,748	1,434,463
TENNECO AUTOMOTIVE INC.	Common Stock, shares: 52,238	2,527,771	1,430,799
YELP INC	Common Stock, shares: 39,940	1,764,552	1,397,501
SILICON LABORATORIES INC.	Common Stock, shares: 17,688	922,173	1,393,991
ASGN INC	Common Stock, shares: 24,011	1,002,671	1,308,600
COUSINS PROPERTIES	Common Stock, shares: 164,920	1,483,280	1,302,868
FCB FINANCIAL HOLDINGS	Common Stock, shares: 37,663	1,784,208	1,264,724
BELDEN CDT INC	Common Stock, shares: 29,733	2,092,182	1,241,947
NATERA INC	Common Stock, shares: 87,884	865,048	1,226,861
MASTEC INC.	Common Stock, shares: 29,630	1,469,482	1,201,793
KNIGHT SWIFT	Common Stock, shares: 46,576	1,528,147	1,167,660
BALCHEM CORP	Common Stock, shares: 13,954	879,681	1,093,296
Evercore Inc	Common Stock, shares: 14,814	848,841	1,060,090
RAPID7 INC	Common Stock, shares: 33,715	1,065,525	1,050,559
KEANE GROUP INC	Common Stock, shares: 127,848	2,038,399	1,045,797
PHYSICIANS REALTY TRUST	Common Stock, shares: 63,730	1,110,060	1,021,592
UMPQUA HOLDINGS	Common Stock, shares: 64,222	906,760	1,021,130
LENDINGTREE INC	Common Stock, shares: 4,615	1,171,278	1,013,316
ARMADA HOFFLER	Common Stock, shares: 69,683	1,002,916	979,743
PLANTRONICS INC.	Common Stock, shares: 29,462	1,655,765	975,192
CATALENT INC	Common Stock, shares: 31,001	828,271	966,611
ADAMAS	Common Stock, shares: 112,708	2,300,860	962,526
SUPERNUS	Common Stock, shares: 28,540	1,328,815	948,099
COEUR C’ALENE MINES	Common Stock, shares: 205,275	1,143,280	917,579
WOODWARD GOVERNOR	Common Stock, shares: 11,965	934,601	888,880

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2018	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
HAMILTON LANE INC	Common Stock, shares: 24,005	$907,726	$888,185
SPARK THERAPEUTICS INC	Common Stock, shares: 21,780	1,184,835	852,469
CHUY’S HOLDINGS INC	Common Stock, shares: 47,732	1,386,147	846,766
WAGEWORKS INC	Common Stock, shares: 31,026	1,513,476	842,666
SPECTRUM	Common Stock, shares: 92,283	1,067,620	807,476
KFORCE INC	Common Stock, shares: 25,858	482,022	799,529
BRYN MAWR BANK CORP	Common Stock, shares: 23,100	704,732	794,640
TABULA RASA HEALTHCARE	Common Stock, shares: 12,290	905,064	783,611
HUB GROUP INC - CL A	Common Stock, shares: 20,465	922,721	758,638
NEXSTAR BROADCASTING	Common Stock, shares: 9,610	789,597	755,730
BLACKBAUD INC	Common Stock, shares: 11,960	1,285,244	752,284
HAWAIIAN HOLDINGS INC	Common Stock, shares: 28,308	1,165,714	747,614
PATTERSON-UTI ENERGY	Common Stock, shares: 66,970	984,734	693,140
HOPE BANCORP INC	Common Stock, shares: 57,880	901,878	686,456
PUMA BIOTECHNOLOGY INC	Common Stock, shares: 31,360	1,769,746	638,176
PAYCOM SOFTWARE INC	Common Stock, shares: 4,596	265,248	562,780
PROOFPOINT INC	Common Stock, shares: 6,654	378,315	557,672
US SILICA HOLDINGS INC	Common Stock, shares: 49,081	1,449,219	499,645
BRIGHTVIEW HOLDINGS INC	Common Stock, shares: 47,400	598,946	483,954
ARLO TECHNOLOGIES INC	Common Stock, shares: 47,175	774,990	470,807
ULTRAGENYX	Common Stock, shares: 9,760	573,358	424,365
KLX ENERGY SERVICES	Common Stock, shares: 17,161	377,987	402,425
GRUBHUB INC	Common Stock, shares: 5,102	140,500	391,885
PIONEER DRILLING	Common Stock, shares: 315,739	1,044,335	388,359
MIMECAST LTD	Common Stock, shares: 10,980	361,419	369,257
KEYW HOLDING CORP	Common Stock, shares: 46,873	443,499	313,580
MA-COM TECHNOLOGY	Common Stock, shares: 21,291	752,320	308,932
SYNNEX CORPORATION	Common Stock, shares: 3,707	679,174	299,674
SRC ENERGY INC	Common Stock, shares: 27,936	165,380	131,299

	Sub-Total	648,090,346	665,834,277

Prudential Core Ultra Short Bond Fund	Interest-bearing Cash	40,640,284	40,640,284
Alliance Bernstein Core Opportunities Fund - Short Term Account	Interest-bearing Cash	571,389	571,389
Delaware Small Cap Core Equity Fund - Short Term Account	Interest-bearing Cash	139,634	139,634

	Sub-Total	41,351,307	41,351,307

	Grand Total	$7,556,411,921	$8,233,892,660

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***

No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. Common Stock Fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue

Kevin Prue

Vice President, Human Resources

Chairperson of the Prudential Administrative Committee

Dated: June 17, 2019